December 10, 2009

Mail Stop 3010

Mr. Adam Langley
Chief Compliance Officer
Aspen Diversified Fund LLC
1230 Peachtree Street, NE
Suite 1750
Atlanta, GA 30309

>   **Re: Aspen Diversified Fund LLC**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed April 16, 2009**
>   **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
>   **File No. 000-52544**

Dear Mr. Langley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief